                                 ImaginOn, Inc.
                               1313 Laurel Street
                          San Carlos, California 94070
                                 (650) 596-9300

                               November 30, 2000


via Edgar

Mark Shuman, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406

Re: ImaginOn, Inc. ("ImaginOn") S-3 Registration Statement, Commission file No. 333- 50308 filed with the Securities and Exchange Commission on November 20, 2000 (the "Registration Statement")

Dear Mr. Shuman:

     In accordance with your telephone conference with John W. Kellogg, Esq. on November 29, 2000, we are providing this letter regarding ImaginOn's Registration Statement. The required delaying amendment language pursuant to Rule 473 was inadvertently omitted from the Registration Statement. By this letter, ImaginOn hereby amends its Registration Statement to include the following language:

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     All comments regarding the above, should be directed to our securities counsel, John W. Kellogg or RaLea A. Sluga, at (303) 571-1400.

                                    Very truly yours,

                                    /s/ James A. Newcomb
                                    --------------------
                                    James A. Newcomb
                                    Chief Financial Officer